UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

creo

Report to Shareholders

Extra

2004 Second Quarter
March 31, 2004

Financial Summary

	Three months ended March 31
(in thousands of U.S. dollars, except share amounts and ratios)	2004	2003

Operations
Total revenue	$ 157,572	$ 141,463
Gross profit	67,229	63,714
Gross margin	42.7%	45.0%
Total operating expenses	64,728	63,044
Net earnings (loss)	1,994	(1,178)
Earnings (loss) per share - basic and diluted	0.04	(0.02)

Weighted shares outstanding - basic	50,907,994	49,792,478
Weighted shares outstanding - diluted	51,861,638	49,792,478

	March 31 2004	September 30 2003

Financial Position
Cash and cash equivalents	$ 83,900	$ 59,021
Working capital	198,079	156,988
Total assets	573,524	501,392
Shareholders' equity	372,429	303,987

2004 Fiscal Second Quarter Highlights

  In January, Creo signed an agreement with Xerox Corporation to resell mid-range and entry-level production color digital presses in Canada and the United States; Companies to cooperate on digital printing workflow software development with the first examples of this collaboration to be shown at Drupa 2004 in May.
  In February, Creo acquired U.S.-based printing plate manufacturing facility and plate technology from Spectratech International, Inc. for approximately $19.7 million in cash. The acquired plate technology allowed us to introduce two new plates - Fortis™ PN for the newspaper market and Mirus™ PN for the commercial and packaging market.
  In March, Creo raised net proceeds of $48.5 million in an offering of 5 million Creo common shares. Proceeds are intended for general corporate and working capital purposes and to support the execution of our digital media strategy.
  In March, Creo partnered with leading Chinese plate manufacturer to supply thermal printing plates in China.

Table of Contents

Management Discussion and Analysis

For the three and six months ended March 31, 2004

1

information regarding forward-looking statements

2

overview

4

results from operations

9

liquidity and capital resources

12

consolidated balance sheets

13

consolidated statements of operations and deficit

14

consolidated statements of cash flows

15

notes to the interim consolidated financial statements

Information Regarding Forward-looking Statements

This management discussion and analysis ("MD&A"), which includes a review of the operations and the financial condition of Creo Inc. for the three and six months ended March 31, 2004, is intended to assist in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for Creo, as well as with the MD&A and the Consolidated Financial Statements and Notes included in Creo's annual report for the year ended September 30, 2003, which is available at www.creo.com/investors, from SEDAR at www.sedar.com or from Creo directly.

This MD&A contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States ("U.S.") Private Securities Litigation Reform Act of 1995 with respect to Creo and the operations of each economic segment based on assumptions, which Creo considers reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Creo cautions the reader that the assumptions regarding future events, many of which are beyond the control of Creo, may ultimately prove to be incorrect.

As described in the risk factors section under the caption "Information Regarding Forward-looking Statements" and elsewhere in our annual report for the fiscal year ended September 30, 2003, and other documents filed with the U.S. Securities and Exchange Commission, numerous factors could cause our results to differ materially from those in the forward-looking statements, including, amongst others: (1) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (2) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (3) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described in our annual report for the fiscal year ended September 30, 2003, as filed with the U.S. Securities and Exchange Commission and other documents filed with the U.S. Securities and Exchange Commission, and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this report.

Unless otherwise mentioned in this MD&A, the information provided in the annual MD&A for Creo, included in our annual report for the year ended September 30, 2003, remains unchanged.

2004 Fiscal Second Quarter ended March 31, 2004	1

Overview

All dollar amounts referred to in this report are U.S. dollars, unless otherwise specified.

The MD&A of Creo for the 2004 second quarter focuses on our financial results from the sale of our products, services and consumables in the following economic segments: Americas; Europe, the Middle East and Africa ("EMEA"); Asia-Pacific, including Japan; and OEM and Other. Our core markets in the graphic arts industry include commercial and publications printers which we address in two segments, enterprise printers with more than $3 million in annual revenue and small to mid-sized printers with less than $3 million in annual revenue; newspaper publishers; packaging printers and converters; digital printers; and creative professionals.

Headquartered in Vancouver, Canada, we operate internationally with a substantial portion of our business conducted in foreign currencies. We have sales, distribution, and regional support centers in the U.S., Belgium, Hong Kong, and Japan as well as manufacturing and product development facilities in Canada, the United States, Israel and South Africa. Accordingly, our results are affected by exchange rate fluctuations of the U.S. dollar relative to various European currencies, the Canadian dollar, the Japanese yen, the Israeli shekel, and to a lesser extent other foreign currencies.

The bulk of our revenue comes from the sale and support of complete computer-to-plate ("CTP") systems, including output devices, workflow software, consumables and service. We sell and support our products through both direct and indirect sales organizations. In the Americas, nearly all of our sales are made through direct channels, while over 50% of our sales are through direct channels in EMEA and Asia-Pacific.

In January 2004 we expanded our relationship with our partner Xerox Corporation and signed a reseller agreement for mid-range and entry-level production color digital presses in the U.S. and Canada. Under the reseller arrangement effective February 1, 2004, we will sell the Xerox DocuColor® 3535, 5252 and 6060 digital color presses combined with the Creo Spire™ color server and other prepress software and work with Xerox to identify sales opportunities for the DocuColor iGen3 production press. The reseller agreement offers us the ability to provide customers with a complete digital printing solution and allows Xerox to increase the penetration of digital presses into commercial print establishments. Future revenue from the sale of products sold under this reseller agreement will be recorded using a gross revenue method.

A significant element of our growth strategy is the introduction and sale of our own digital thermal plates which doubles our addressable market, provides us with a recurring revenue stream and counters an advantage held by competitors capable of combining equipment with consumables in a bundled sale to customers. This strategy was launched in September 2003 and represents the culmination of many years of development and preparation.

2004 Fiscal Second Quarter ended March 31, 2004	2

We made significant progress in the quarter to advance this strategy. In February, we acquired a printing plate manufacturing facility based in the U.S. from Spectratech International, Inc. This facility will augment our manufacturing capacity in South Africa and it more than double our wholly-owned capacity for printing plates. Its location in West Virginia is well suited for logistics and distribution in the U.S. and around the world and is close to many shipping and trucking routes. We paid approximately $19.7 million for assets that include Spectratech's current plate business, land, manufacturing equipment, factory and storage facilities and for working capital that consists of accounts receivable and inventory. As a part of this acquisition, we gained long-run negative-working plate technology which allowed us to introduce two new plates - Fortis™ PN for the newspaper market and Mirus™ PN for the commercial and packaging market.

As well, in March we partnered with Sichuan Juguang Printing Apparatus Co. Ltd., one of the largest plate manufacturing companies in China, to manufacture, sell and support a jointly developed thermal plate in China. This partnership reinforces our leadership in China, an important and growing market, and strengthens our ability to offer a complete solution, including consumables, to printers in the region.

After only six months since the launch of our digital media strategy, we have acquired two printing plate manufacturing facilities and can offer digital plates to printers in the Americas, EMEA and Asia-Pacific regions and in all of our key market segments. This fiscal year, we expect consumables revenue from digital plates and proofing materials to grow by over 50% from $47.3 million in fiscal 2003. This consumables revenue growth supports our projection of a 10% total revenue increase in fiscal 2004 compared to the $578.0 million of fiscal 2003.

Results from Operations

The following comparison is based on the financial results for the three and six-month periods ended March 31, 2004 compared to the financial results for the three and six-month periods ended March 31, 2003, as reported under Canadian generally accepted accounting principles ("GAAP").

2004 Fiscal Second Quarter ended March 31, 2004	3

Net earnings

	Three months ended March 31		Six months ended March 31
(in thousands of U.S. dollars, except per share amounts)	2004	2003	2004	2003

Net earnings (loss)	$ 1,994	$ (1,178)	$ 14,320	$ 335

Earnings (loss) per share - basic	$ 0.04	(0.02)	$ 0.28	0.01

Earnings (loss) per share - diluted	$ 0.04	(0.02)	$ 0.28	0.01

The 2004 second quarter net earnings improved due to increased gross profit compared to the prior year. Net earnings this quarter also benefited from the sale of our equity stake in Printcafe Software, Inc. ("Printcafe") in the 2004 first quarter. As a result we were no longer required to record equity loss on our investment as in the prior year quarters. A one-time gain on the sale of this investment of $8.7 million was recorded in the 2004 first quarter and in part accounts for the significant improvement in our year-to-date net earnings compared to the prior year.

Net earnings for the six months ended March 31, 2004 includes $2.0 million in severance and restructuring expenses recorded in the 2004 second quarter and $1.6 million of severance cost charged in the 2004 first quarter. Severance costs were recorded across all operating expense lines as well as in cost of sales. Non-cash charges for intangible asset amortization of $0.8 million and $0.7 million are included in the 2004 second quarter and 2004 first quarter, respectively.

Revenue by category
	Three months ended March 31		Six months ended March 31
(in thousands of U.S. dollars)	2004	2003		2004	2003

			Change			Change
Product	$ 94,781	$ 87,775	8.0%	$ 192,220	$ 178,598	7.6%
Service	45,260	42,555	6.4%	89,316	82,296	8.5%
Consumables	17,531	11,153	57.2%	30,966	23,345	32.6%

	$ 157,572	$ 141,463	11.4%	$ 312,502	$ 284,239	9.9%

Percentage of total revenue
	Three months ended March 31		Six months ended March 31
	2004	2003	2004	2003

Product	60.2%	62.0%	61.5%	62.8%
Service	28.7%	30.1%	28.6%	29.0%
Consumables	11.1%	7.9%	9.9%	8.2%

2004 Fiscal Second Quarter ended March 31, 2004	4

Our revenue is derived from sales of digital prepress products to direct customers, dealers and distributors, fees for service of equipment and sales of consumables that are used with our products.

Increased product revenue in the Americas and Asia-Pacific, the strength of the euro and higher plate sales compared to the prior year contributed to improved total revenue in both the three and six-month periods ended March 31, 2004. Consumables revenue marked the most significant gains in both periods as compared to the prior year despite reductions in revenue from consumables for legacy Iris inkjet proofers. The growth in consumables revenue in both periods is as result of the execution of our digital media strategy and includes sales of plates added to our product offering this fiscal year through acquisition and sales of the Creo Positive Thermal Plate launched in September 2003.

Revenue by economic segment

Compared to last year, all economic segments reported improved results this quarter. Results were particularly strong in Asia-Pacific, including Japan. Revenue in the Americas increased as expected compared to the prior year following a sequential decline in the 2004 first quarter. Europe, Middle East and Africa ("EMEA") improved largely on the strength of the euro. The OEM and Other segment reported year-on-year gains due to continued strength in our digital printing business with Xerox and increased sales of Leaf digital camera backs. For the year-to-date, all segments reported gains over the prior year except the Americas which continues to trail last year's run rate slightly. Year-to-date gains in EMEA reflect significant euro appreciation.
	Three months ended March 31		Six months ended March 31
(in thousands of U.S. dollars)	2004	2003		2004	2003

			Change			Change
Americas	$ 59,106	$ 55,088	7.3%	$ 110,387	$ 111,203	(0.7)%
EMEA	60,912	55,986	8.8%	120,938	105,572	14.6%
Asia-Pacific	22,490	16,332	37.7%	43,199	33,370	29.5%
OEM and Other	15,064	14,057	7.2%	37,978	34,094	11.4%

	$ 157,572	$ 141,463	11.4%	$ 312,502	$ 284,239	9.9%

Percentage of total revenue
	Three months ended March 31		Six months ended March 31
	2004	2003	2004	2003

Americas	37.5%	38.9%	35.3%	39.1%
EMEA	38.7%	39.6%	38.7%	37.1%
Asia-Pacific	14.3%	11.5%	13.8%	11.7%
OEM and Other	9.5%	9.9%	12.2%	12.0%

The Americas region reported improved results this quarter compared to last year due mainly to higher plate sales. Plate sales improved in part from the plate business acquired from Spectratech but also from a higher rate of Creo Positive Thermal Plate sales. In the six-month period ended March 31, 2004, the Americas continued to report lower revenue compared to the prior year due to reduced product sales partly offset by higher consumables revenue.

2004 Fiscal Second Quarter ended March 31, 2004	5

The EMEA region reported increased revenue primarily due to the strengthened euro. Sales of both the Creo Positive Thermal Plate as well as conventional plates acquired in our South African manufacturing plant acquisition, improved consumables revenue. Increased consumables revenue in EMEA was offset by reduced product revenue due to lower demand for products reflecting both a delay in customer buying prior to the Drupa trade show and a drop in revenue as we establish alternate channels to replace those previously provided by now competitive plate manufacturers. Drupa, the industry's largest trade show held every four years, is forthcoming this May in Düsseldorf, Germany and many graphic arts suppliers, including Creo, intend to launch new products at the show. Many customers, but especially those in EMEA, delay purchases immediately prior to Drupa in anticipation of new product introductions.

Improved revenue in the Asia-Pacific region was driven primarily by strong sales in Japan. Revenue gains in Japan were attributable to the sale of CTP thermal imaging devices for the Japanese newspaper industry with NEC Engineering and increased demand for our CTP products where the high-quality printing achievable through our unique squarespot® thermal imaging is a significant competitive differentiator.

The OEM and Other segment reported higher revenue due to the continued strength of the digital printing business with Xerox and increased revenue from Leaf digital camera backs, in particular the Leaf™ Valeo 22 digital camera back.

Gross margin
	Three months ended March 31		Six months ended March 31
(in thousands of U.S. dollars, except ratios)	2004	2003		2004	2003

			Change			Change
Gross profit	$ 67,229	$ 63,714	5.5%	$ 135,059	$ 126,768	6.5%
Gross margin	42.7%	45.0%	(230) bp	43.2%	44.6%	(140) bp

Gross margins were reduced due to the relatively low utilization of our plate manufacturing capacity as we ramp-up our digital plate business; changes in sales channel distribution and product mix; and pricing pressure, particularly in EMEA, in both the three and six-month periods compared to the prior year. The strength of the euro offset some of the unfavorable impact on gross margin from these factors. Quarters in 2004 include additional costs not in the prior year related to the plate manufacturing business in South Africa acquired in December 2003, the plate manufacturing business in the U.S. acquired in February 2004 and severances from restructuring activities initiated in December 2003.

2004 Fiscal Second Quarter ended March 31, 2004	6

Total operating expenses

	Three months ended March 31		Six months ended March 31
(in thousands of U.S. dollars)	2004	2003		2004	2003

			Change			Change
Research and development, net	$ 22,174	$ 19,115	16.0%	$ 42,319	$ 37,822	11.9%
Sales and marketing	27,454	25,963	5.7%	55,140	51,403	7.3%
General and administration	14,848	17,352	(14.4)%	30,468	34,704	(12.2)%
Other income	(1,529)	(2,450)	(37.6)%	(2,344)	(3,996)	(41.3)%
Other charges	1,781	3,064	(41.9)%	2,490	3,814	(34.7)%

Total operating expenses	$ 64,728	$ 63,044	2.7%	$ 128,073	$ 123,747	3.5%

Percentage of total revenue
	Three months ended March 31		Six months ended March 31
	2004	2003	2004	2003

Research and development, net	14.1%	13.5%	13.5%	13.3%
Sales and marketing	17.4%	18.4%	17.6%	18.1%
General and administration	9.4%	12.3%	9.7%	12.2%

Foreign exchange changes, reduce research and development funding and increased materials expense for product prototypes increased total operating expenses in the 2004 second quarter compared to the prior year. For the six-month period unfavorable foreign exchange and lower external funding for research and development increased total operating expenses compared to the prior year. Targeted cost reductions, especially in sales and marketing, information technology and travel expenses; restructuring activities, discussed in more detail below; and lower bad debt expenses through improved internal processes have mitigated unfavorable currency changes and allowed us to focus and invest in our growth businesses.

Quarters in 2004 include additional costs not in the prior year related to the plate manufacturing business in South Africa acquired in December 2003 and the plate manufacturing business in the U.S. acquired in February 2004. In addition modest expenses to ramp-up our sales infrastructure for our reseller arrangement with Xerox have been recorded this quarter.

For the three and six month periods ended March 31, 2004, other income pertains primarily to foreign exchange gains and losses on our non-U.S. denominated balances and transactions. Other income in the prior year also includes interest income from an outstanding loan to Printcafe repaid in the 2004 first quarter.

2004 Fiscal Second Quarter ended March 31, 2004	7

Other charges

	Three months ended March 31		Six months ended March 31
(in thousands of U.S. dollars)	2004	2003	2004	2003

Restructuring	$ 981	$ 2,122	$ 981	$ 2,122
Intangible asset amortization	800	706	1,509	1,243
Business integration costs	-	236	-	449

	$ 1,781	$ 3,064	$ 2,490	$ 3,814

Restructuring charges in the 2004 second quarter relate to a restructuring announced in December 2003 that included shifting resources and consolidating operations resulting in a reduction of approximately 100 positions worldwide. These actions were concentrated in lower priority research and development activities, a reduction in operational and back office staff and the consolidation of the former ScenicSoft Inc. ("ScenicSoft") operations from Seattle to Vancouver and Israel. This group of activities resulted in restructuring charges of $1.0 million in the 2004 second quarter. In addition we incurred $1.0 million in severance expenses in the 2004 second quarter and $1.6 million of severance cost in the 2004 first quarter as a result of this restructuring. Severance costs were recorded across all operating expense lines as well as in cost of sales.

Intangible asset amortization is a non-cash charge that relates primarily to the intellectual property acquired from ScenicSoft in the 2003 first quarter and HiT Internet Technologies SpA in the 2004 first quarter.

Business integration costs are costs associated with the global Enterprise Resource Planning system currently being implemented in the company. Beginning in the 2004 first quarter, these costs have been included in our general and administration expenses.

Income taxes

For the three months ended March 31, 2004, there was a tax expense of $0.5 million compared to a tax recovery of $0.5 million for the same period last year. For the six months ended March 31, 2004, there was a tax expense of $1.4 million compared to a tax recovery of $0.0 million for the same period last year. The increase in tax expense for the three and six-month periods as compared to the prior year is mainly a result of higher operating income before income taxes.

2004 Fiscal Second Quarter ended March 31, 2004	8

Liquidity and Capital Resources

	Three months ended March 31		Six months ended March 31
(in thousands of U.S. dollars)	2004	2003		2004	2003

			Change			Change
Net cash provided by (used in)
Operations	$ (9,189)	$ (524)	*%	$ (1,097)	$ 6,665	*%
Investing	$ (22,916)	$ (6,614)	*%	$ (22,688)	$ (16,173)	40.3%
Financing	$ 46,477	$ (818)	*%	$ 48,085	$ 86	*%

* not meaningful

As of March 31, 2004, our primary source of liquidity is current cash and cash equivalents. As at March 31, 2004, cash and cash equivalents was $83.9 million. Liquidity this quarter has been aided by an equity financing completed on March 15, 2004 and discussed below.

Cash used by operations for the three months ended March 31, 2004 was $9.2 million due to operating profitability of $6.9 million offset by net cash outflows of $16.1 million from operating assets and liabilities. The cash outflow from operating assets is due to increased inventory levels related to the ramp-up of our plate business and the timing of vendor payments in Israel and regular annual payments for employee benefits in North America. The timing of these payments resulted in a net decrease to accounts payable and accrued liabilities and reflects a seasonal trend in cash flows in the first two quarters of the fiscal year which is similar to the prior year.

Cash flows used in investing activities for the three months ended March 31, 2004 were $22.9 million which includes $19.7 million in cash used to acquire a printing plate manufacturing facility in West Virginia from Spectratech. For the six-month period ended March 31, 2004 cash flows used in investing increased significantly compared to the prior year due to the acquisition of two manufacturing facilities totaling $31.9 million, one in West Virginia and the other in South Africa. Capital expenditures levels for the three and six months ended March 31, 2004, remain slightly lower than the prior year. However in the 2004 second quarter we increased by approximately
$5 million our planned capital expenditures for fiscal 2004 in light of recent acquisitions. As at March 31, 2004, we expect capital expenditures in fiscal 2004 to be approximately $25 million.

Cash from financing activities for the three and six months ended March 31, 2004 increased significantly solely due to the equity financing completed in the 2004 second quarter. On March 15, 2004, we completed an offering of 5 million common shares with a syndicate of underwriters led by RBC Capital Markets at a price of $10.00 per share for gross proceeds of $50.1 million or total net proceeds of $48.5 million after underwriting fees, other expenses and tax effects. We intend to use these proceeds for general corporate and working capital purposes to support the execution of our digital media strategy and the capitalization and integration of our recent acquisitions, financing investment opportunities, and for additions to our facilities including adding new manufacturing capacity for plates and hardware and expanding capacity at existing plants.

2004 Fiscal Second Quarter ended March 31, 2004	9

We expect that our current cash levels are sufficient to fund our current business model, fund capital expenditures and meet customer commitments for the next 12 months. Should revenues and cash flows be materially lower than expected we will take action to reduce expenses, capital expenditures and investments or draw on our lines of credit in order to meet cash requirements.

We may seek additional external financing (which may include debt, convertible debt and/or equity financings) should the need arise to fund general corporate purposes, investments or potential acquisitions.

Uses of liquidity

Our cash requirements for the next 12 months are primarily to fund:

  operations;
  research and development;
  capital expenditures, particularly to further our digital media strategy;
  long-term liability payments; and
  acquisitions.

Sources of liquidity

In addition to the cash on hand of approximately $83.9 million, we have a $40.0 million 364-day-committed revolving credit facility. As of March 31, 2004 $4.2 million of the facility has been utilized to support various letters of credit. Borrowings under this facility are secured by mortgages over our real estate assets in British Columbia and a floating charge on working capital in North America. The revolving credit facility is scheduled to renew on May 31, 2004 and we expect it to renew in the ordinary course of business.

As at March 31, 2004, there was no outstanding indebtedness under this facility. We also have various other uncommitted facilities aggregating approximately $10.0 million.

Subsequent Event

In May 2004, we implemented a foreign currency hedging program. Under this program, we intend to use option and forward foreign exchange contracts to hedge certain operational exposures resulting from changes in foreign currency exchange rates in order to reduce downside exposure and volatility. These foreign exchange contracts, carried at fair value, will generally have maturities between one and twelve months. Such cash flow exposures result from portions of our forecasted revenues and expenses denominated in non-functional currencies or currencies other than U.S. dollars as well as net euros generated from our self-sustaining European operations. These exposures are denominated primarily in Canadian dollars, Israeli shekels, euros and Japanese yen. We will enter into these foreign exchange contracts to hedge a portion of these forecasted exposures in the normal course of business, and accordingly, they will not be speculative in nature.

2004 Fiscal Second Quarter ended March 31, 2004	10

Share Capital

As at March 31 2004, Creo had 55,044,308 common shares and 8,957,780 stock options outstanding. The share capital used to calculate the earnings (loss) per share amounts is as follows:
	Three months ended March 31		Six months ended March 31
(in thousands of U.S. dollars, except per share amounts)	2004	2003	2004	2003

Diluted - Canadian GAAP
Net earnings (loss)	$ 1,994	$ (1,178)	$ 14,320	$ 335

Basic shares outstanding	50,907,994	49,792,478	50,427,621	49,770,473
Plus: dilutive securities	953,644	-	1,141,192	730,174

Dilutive shares outstanding	51,861,638	49,792,478	51,568,813	50,500,647

Earnings (loss) per share - basic and diluted	$ 0.04	$ (0.02)	$ 0.28	$ 0.01

	Three months ended March 31		Six months ended March 31
(in thousands of U.S. dollars, except per share amounts)	2004	2003	2004	2003

Diluted - U.S. GAAP
Net earnings (loss)	$ 1,807	$ (1,545)	$ 13,734	$ (596)

Basic shares outstanding	50,907,994	49,792,478	50,427,621	49,770,473
Plus: dilutive securities	953,644	-	1,141,192	-

Dilutive shares outstanding	51,861,638	49,792,478	51,568,813	49,770,473

Earnings (loss) per share - basic	$ 0.04	$ (0.03)	$ 0.27	$ (0.01)

Earnings (loss) per share - diluted	$ 0.03	$ (0.03)	$ 0.27	$ (0.01)

2004 Fiscal Second Quarter ended March 31, 2004	11

Consolidated Balance Sheets

(in thousands of U.S. dollars)	March 31 2004	September 30 2003

Assets
Current assets
Cash and cash equivalents	$ 83,900	$ 59,021
Accounts receivable	129,512	126,506
Other receivables	31,042	23,634
Inventories	109,810	96,445
Income taxes receivable	6,317	6,078
Future income taxes	19,801	20,203

	380,382	331,887
Investments	-	12,912
Capital assets, net	127,461	112,441
Intangible assets, net	11,634	11,253
Goodwill	13,774	2,180
Other assets	24,007	17,405
Future income taxes	16,266	13,314

	$ 573,524	$ 501,392

Liabilities
Current liabilities
Accounts payable	$ 44,237	$ 37,368
Accrued and other liabilities	77,201	78,074
Future income taxes	1,698	1,937
Deferred revenue and credits	59,167	57,520

	182,303	174,899
Long-term liabilities	14,128	16,950
Future income taxes	4,664	5,556

	201,095	197,405

Shareholders' Equity

Share capital	747,618	696,837
Contributed surplus	2,194	6,059
Cumulative translation adjustment	21,521	14,315
Deficit	(398,904)	(413,224)

Total shareholders' equity	372,429	303,987

	$ 573,524	$ 501,392

See the Notes to the Consolidated Financial Statements

2004 Fiscal Second Quarter ended March 31, 2004	12

Consolidated Statements of Operations and Deficit

	Three months ended March 31		Six months ended March 31
(in thousands of U.S. dollars, except per share amounts)	2004	2003	2004	2003

Revenue
Product	$ 94,781	$ 87,755	$ 192,220	$ 178,598
Service	45,260	42,555	89,316	82,296
Consumables	17,531	11,153	30,966	23,345

	157,572	141,463	312,502	284,239
Cost of sales	90,343	77,749	177,443	157,471

Gross profit	67,229	63,714	135,059	126,768

Research and development, net	22,174	19,115	42,319	37,822
Sales and marketing	27,454	25,963	55,140	51,403
General and administration	14,848	17,352	30,468	34,704
Other income	(1,529)	(2,450)	(2,344)	(3,996)
Restructuring	981	2,122	981	2,122
Business integration costs	-	236	-	449
Intangible asset amortization	800	706	1,509	1,243

	64,728	63,044	128,073	123,747

Earnings before undernoted items	2,501	670	6,986	3,021
Gain on sale of investment	-	-	(8,723)	-
Income tax expense (recovery)	507	(495)	1,389	(32)
Equity loss	-	2,343	-	2,718

Net earnings (loss)	$ 1,994	$ (1,178)	$ 14,320	$ 335

Earnings (loss) per common share
Basic and diluted	$ 0.04	$ (0.02)	$ 0.28	$ 0.01

Deficit, beginning of period	$ (400,898)	$ (417,220)	$ (413,224)	$ (418,733)
Net earnings (loss)	1,994	(1,178)	14,320	335

Deficit, end of period	$ (398,904)	$ (418,398)	$ (398,904)	$ (418,398)

See the Notes to the Consolidated Financial Statements

2004 Fiscal Second Quarter ended March 31, 2004	13

Consolidated Statements of Cash Flows

	Three months ended March 31		Six months ended March 31
(in thousands of U.S. dollars, except per share amounts)	2004	2003	2004	2003

Cash provided by (used in) operations:
Net earnings (loss)	$ 1,994	$ (1,178)	$ 14,320	$ 335
Items not affecting cash:
Amortization	6,147	6,007	11,455	11,940
Stock compensation expense	171	-	171	-
Gain on sale of investment	-	-	(8,723)	-
Restructuring	-	2,122	-	2,122
Equity loss	-	2,343	-	2,718
Future income taxes	(1,870)	(2,211)	(3,651)	(2,839)
Other	434	901	906	(815)

	6,876	7,984	14,478	13,461

Changes in operating assets and liabilities:
Accounts receivable	4,605	11,837	4,478	2,032
Other receivables	(2,268)	(4,337)	(5,229)	(2,923)
Inventories	(4,121)	(1,253)	(6,019)	(1,837)
Accounts payable	(3,890)	(5,452)	2,574	359
Accrued and other liabilities	(2,622)	(4,298)	(4,519)	(4,626)
Income taxes	(4,216)	(5,402)	(6,307)	(8,000)
Deferred revenue and credits	(3,553)	397	(553)	8,199

	(16,065)	(8,508)	(15,575)	(6,796)

	(9,189)	(524)	(1,097)	6,665
Cash provided by (used in) investing:
Purchase of intangible assets	-	-	(1,890)	-
Investments	-	(1,992)	-	(1,992)
Repayment of promissory note	-	-	(4,000)	-
Acquisition, net of cash acquired	(19,660)	-	(31,903)	(4,700)
Purchase of capital assets	(3,392)	(5,173)	(7,115)	(9,921)
Proceeds from sale of capital assets	13	207	89	506
Proceeds from the sales of investments	-	-	22,074	-
Other	123	344	57	(66)

	(22,916)	(6,614)	(22,688)	(16,173)

Cash provided by (used in) financing:
Proceeds from shares issued	48,932	227	50,493	227
Decrease in long-term liabilities	(2,455)	(1,045)	(2,408)	(141)

	46,477	(818)	48,085	86

Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(365)	339	579	1,077

Increase (decrease) in cash and cash equivalents	14,007	(7,617)	24,879	(8,345)
Cash and cash equivalents, beginning of period	69,893	69,943	59,021	70,671

Cash and cash equivalents, end of period	$ 83,900	$ 62,326	$ 83,900	$ 62,326

Supplementary information:
Taxes paid	$ 869	$ 1,103	$ 2,539	1,411
Interest paid	-	53	-	97
Non-cash transactions:
Convertible note issued for acquisition	-	-	717	3,808

See the Notes to the Consolidated Financial Statements

2004 Fiscal Second Quarter ended March 31, 2004	14

Notes to the Interim Consolidated Financial Statements

(in thousands of U.S. dollars, except per share amounts)

  Basis of presentation

  The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), on a basis consistent with the Company's audited consolidated financial statements for the year ended September 30, 2003, except, as stated in Note 2, and that they do not contain all note disclosures necessary for annual financial statements.

  The accompanying unaudited interim financial statements, in the opinion of management, reflect all adjustments (which include reclassifications and normal recurring adjustments), necessary for a fair presentation of the results for the interim periods presented.

  The unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes for the year ended September 30, 2003 included in the Company's 2003 annual report. Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

  Changes in Accounting Policies

  (a) During fiscal 2004, the Company adopted the revised recommendations of The Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870, "Stock Based Compensation and Other Stock-Based Payments" which requires that a fair value method of accounting be applied to all stock-based compensation transactions. In accordance with the transitional provisions of section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted after October 1, 2003 and has recorded the compensation expense in fiscal 2004.

  Prior to fiscal 2004, the Company applied the intrinsic value method of accounting for stock-based compensation granted to employees. Accordingly, no compensation expense was recognized. For awards granted after 2002, the Company disclosed the impact on net earnings and earnings per share information as if the fair value method of accounting for stock options had been applied.

  (b) Effective October 1, 2003, the Company adopted the new recommendations of CICA Accounting Guideline - Hedging Relationships ("AcG 13"). See also note 8 (b).

2004 Fiscal Second Quarter ended March 31, 2004	15

  Acquisitions

  (a) Spectratech International, Inc.

  In February 2004, the Company entered into an asset purchase agreement with Spectratech International, Inc. to acquire a printing plate production facility in West Virginia (subsequently referred to as Creo West Virginia), and various working capital net assets including accounts receivable and inventory.

  The Company acquired Creo West Virginia for total consideration of approximately $19,660 comprising of $19,205 in cash and $455 of capitalized transaction related costs.

  The acquisition of Creo West Virginia was accounted for using the purchase price method of accounting and the results of the operations have been consolidated from the date of acquisition. The purchase price has been allocated to tangible and identifiable assets acquired and liabilities assumed on the basis of their estimated fair values on the date of acquisition as follows:
Current assets	$ 5,605
Capital assets, net	8,449
Goodwill	5,647

Total assets acquired	19,701
Current liabilities	41

Net assets acquired	$ 19,660

  (b) First Graphics (Pty) Limited

  In December 2003, the Company acquired a printing plate production facility from First Graphics (Pty) Limited (subsequently referred to as Creo South Africa). Creo South Africa is a modern printing plate manufacturing facility located in Pietermaritzburg, South Africa. The results of Creo South Africa have been included in the consolidated financial statements since the acquisition date.

  The Company acquired Creo South Africa for total consideration of approximately $11,624 comprising of $10,586 in cash, $750 promissory note payable one year after the close of the transaction, and $288 of capitalized transaction-related costs.

  The acquisition was accounted for as a purchase business combination and accordingly, the purchase price has been allocated to tangible and identifiable assets acquired and liabilities assumed on the basis of their estimated fair values on the date of acquisition as follows:

Current assets	$ 5,183
Capital assets, net	7,334
Goodwill	5,927

Total assets acquired	18,444
Current liabilities	6,119
Long-term liabilities	734

Total liabilities assumed	6,853

Net assets acquired	$ 11,591

2004 Fiscal Second Quarter ended March 31, 2004	16

  (c) Other

  In December 2003, the Company acquired certain intellectual property rights relating to newspaper production workflow technology from HiT Internet Technologies SpA for $1,890 (Euro 1,500). The acquired technology is subject to amortization and will be amortized over five years.

  In October 2003, the Company repaid $4,000 of convertible promissory notes with respect to the acquisition of ScenicSoft, Inc. (subsequently referred to as Creo Seattle). The Company acquired Creo Seattle in October 2002 for total consideration of $9,466 consisting of cash, convertible promissory notes of $4,000 repayable one year after closing, and assumption of liabilities.

  Investments

  In October 2003, the Company tendered its remaining equity investment in Printcafe Software, Inc. ("Printcafe") of approximately 4.7 million common shares and received payment for the outstanding loan receivable due from Printcafe of $11,800. The net proceeds received from both transactions were approximately $22,074, resulting in a gain of $8,723.

  Share capital

  In March 2004, the Company completed a public offering of 5 million common shares at a price of $10.00 per share (C$13.39) for gross proceeds of $50,121 (C$66,886). Net proceeds to the Company amounted to $48,503 (C$64,708) after underwriting commissions, other expenses and tax effects.

  Stock-based compensation

  a) Stock-based compensation expense

  For stock options granted during fiscal 2004, the estimated fair value of the stock options issued during the three and six month period ended March 31, 2004 was estimated at the time of grant using the Black-Scholes model with the weighted average assumption for grants as follows:
	Three months ended March 31 2004	Six months ended March 31 2004

Average fair value per stock option	$ 5.05	$ 5.13

Dividend yield	nil	nil
Risk-free interest rate	3.25%	3.41%
Expected stock option life	5 years	5 years
Expected volatility	48.90%	50.75%

  The estimated fair value of stock options granted to the Company's employees in the three and six months ended March 31, 2004 are amortized to expense using the cliff-vesting method, and resulted in compensation expense of $67 and $99 respectively.

2004 Fiscal Second Quarter ended March 31, 2004	17

  b) Pro forma disclosure

  For stock options granted after fiscal 2002 but prior to fiscal 2004, the following pro forma financial information presents the earnings / loss for the period and basic and diluted earnings / loss per share had the Company recognized stock based compensation using a fair value method.

	Three months ended March 31		Six months ended March 31
	2004	2003	2004	2003

Compensation cost	$ 971	$ 75	$ 2,002	$ 97

Net earnings (loss)
As reported	$ 1,994	$ (1,178)	$ 14,320	$ 335
Pro forma	$ 1,023	$ (1,253)	$ 12,318	$ 238

Net earnings (loss) per share
Basic
As reported	$ 0.04	$ (0.02)	$ 0.28	$ 0.01
Pro forma	$ 0.02	$ (0.03)	$ 0.24	$ 0.00
Diluted
As reported	$ 0.04	$ (0.02)	$ 0.28	$ 0.01
Pro forma	$ 0.02	$ (0.03)	$ 0.24	$ 0.00

  Segmented information

  The following tables present the Company's results by segment. Revenue from Creo South Africa is included in the EMEA segment and the Americas segment includes revenue from Creo West Virginia.

	Three months ended March 31		Six months ended March 31
	2004	2003	2004	2003

External revenues
Americas	$ 59,106	$ 55,088	$ 110,387	$ 111,203
EMEA	60,912	55,986	120,938	105,572
Asia Pacific	22,490	16,332	43,199	33,370
OEM and Other	15,064	14,057	37,978	34,094

Total revenue for reportable segments	157,572	141,463	312,502	284,239

Segment contribution
Americas	12,443	11,594	24,486	22,433
EMEA	13,895	12,714	24,969	22,506
Asia Pacific	5,868	1,562	10,731	3,550
OEM and Other	(29,453)	(24,586)	(53,054)	(45,650)

Total segment contribution for the period	2,753	1,284	7,132	2,839

Reconciliation to net earnings (loss):
Segment contribution	$ 2,753	$ 1,284	$ 7,132	$ 2,839
Financial income	1,529	2,450	2,344	3,996
Other	(1,781)	(5,407)	6,233	(6,532)
Income tax recovery (expense)	(507)	495	(1,389)	32

Net earnings (loss)	$ 1,994	$ (1,178)	$ 14,320	$ 335

2004 Fiscal Second Quarter ended March 31, 2004	18

  Differences between Canadian and U.S. generally accepted accounting principles ("U.S. GAAP")

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects with U.S. GAAP except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company.
	Three months ended March 31		Six months ended March 31
	2004	2003	2004	2003

Net earnings (loss) under Canadian GAAP	$ 1,994	$ (1,178)	$ 14,320	$ 335
Adjustments:
Asset retirement obligation (a)	(19)	(20)	(38)	(40)
Fair value change of derivative instrument (b)	261	-	231	-
Stock option compensation (c)	(331)	(354)	(688)	(730)
Taxes on above adjustments	(98)	7	(91)	14

Net earnings (loss) under U.S. GAAP before cumulative effect of adoption of new accounting policy under U.S. GAAP	1,807	(1,545)	13,734	(421)
Cumulative effect of adoption of new accounting policy under U.S. GAAP, net of tax of $104 (a)	-	-	-	(175)

Net earnings (loss) under U.S. GAAP	1,807	(1,545)	13,734	(596)
Deficit, beginning of year under U.S. GAAP	(424,694)	(439,883)	(436,621)	(440,832)

Deficit, end of year under U.S. GAAP	$ (422,887)	$ (441,428)	$ (422,887)	$ (441,428)

Earnings (loss) per share - basic, U.S. GAAP	$ 0.04	$ (0.03)	$ 0.27	$ (0.01)

Earnings (loss) per share - diluted, U.S. GAAP	$ 0.03	$ (0.03)	$ 0.27	$ (0.01)

(a) Asset retirement obligations

Under U.S. GAAP, the fair value of an obligation associated with the retirement of tangible long-lived assets and a corresponding increase in the carrying amount of the related long-lived asset are measured and recognized in the period in which it is incurred. The cumulative effect of the adoption of this policy has been disclosed as a separate item in the determination of net earnings.

(b) Fair value change of derivative instrument

Under U.S. GAAP, the Company is required to account for derivative instruments and associated hedging activities as either assets or liabilities on the balance sheet and measure them at their respective fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. The cross-currency interest rate swap entered into in relation to the royalty arrangement did not qualify for hedge accounting under U.S. GAAP. As a result, the change in the mark to market valuation, a loss of $30, is recorded directly to earnings. In fiscal 2003, under Canadian GAAP, the Company had designated the cross-currency interest rate swap as an effective hedge and had accounted for the swap under

2004 Fiscal Second Quarter ended March 31, 2004	19

hedge accounting. On October 1, 2003, the Company adopted CICA Accounting Guideline - Hedging Relationships ("AcG 13") for Canadian GAAP purposes. As a result, the treatment of the cross-currency interest rate swap will be consistent with U.S. GAAP and considered speculative and will no longer be recorded under hedge accounting. The cumulative effect at the time the derivative ceases to qualify for hedge accounting is deferred and amortized over the term of derivative instrument.

In the second quarter of 2004, the Company designated a Canadian dollar cash balance as a hedge of certain Canadian dollar expenses and deferred the relating gain on the hedge of $291 until the expense occurs. Non-derivative hedges for anticipated transactions are not permitted under U.S. GAAP, thus the deferred gain has been recorded in the income statement.

(c) Stock option compensation

For U.S. GAAP purposes, the Company has elected to prospectively adopt the provisions of Statement of Financial Accounting Standard No. 123 ("SFAS 123") "Accounting for Stock Based Compensation" which requires the use of fair values for recording stock-compensation. The standard permits the prospective recognition of stock-based compensation expense for all employee stock-based compensation transactions occurring subsequent to October 1, 2003. As the Company has prospectively adopted comparable accounting standards for both U.S. GAAP and Canadian GAAP in the current period, employee stock-based compensation expenses amounted to $67 and $99 for both U.S. GAAP and Canadian GAAP for the three and six months ended March 31, 2004.

Prior to the adoption of SFAS 123, the Company applied the disclosure provisions of SFAS 123 for stock options granted to employees. As provided in SFAS 123, the Company elected to continue to apply the guidance set out in "Accounting Principles Board Opinion No. 25," "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized unless the exercise price of the Company's employee stock option is below the market value of the underlying share on the date of grant.

2004 Fiscal Second Quarter ended March 31, 2004	20

Corporate Information

Quarterly financial reports

Creo has a fiscal year ended September 30. Tentative dates for the release of Creo's quarterly results for the balance of fiscal 2004 are:

Q3 2004: August 4, 2004

Q4 2004: November 17, 2004

We electronically file each of our quarterly financial reports with the regulatory authorities in Canada and with the SEC in the U.S. on Form 6-K.

Auditors

KPMG LLP
Vancouver, British Columbia, Canada

Transfer agent and registrar

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario

M5J 2Y1 Canada

T: +1.800.564.6253

F: +1.866.249.7775

E: caregistryinfor@computershare.com

www.computershare.com

Investor relations

Creo Investor Relations

3700 Gilmore Way

Burnaby, British Columbia

V5G 4M1, Canada

T: +1.604.451.2700

F: +1.604.437.9891

E: IR@creo.com
www.creo.com/investors

2004 Fiscal Second Quarter ended March 31, 2004	21

Fresh!

www.creo.com

creo

Produced using Creo technology

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: May 12, 2004